EXHIBIT 99(a)(13)

Contact:    Corporate Communications
            404 715-2533

                              DELTA COMPLETES
                    TENDER OFFER FOR ASA HOLDINGS, INC.

      Atlanta, GA - March 22, 1999 - Delta Air Lines, Inc. announced today that its tender offer to purchase all outstanding shares of common stock of ASA Holdings, Inc. for $34.00 in cash expired, as scheduled, at 12:00 Midnight, New York City time on Friday, March 19, 1999. Delta, through a wholly-owned subsidiary, accepted for purchase and purchased all ASA shares validly tendered and not withdrawn prior to the expiration of the offer.

               Approximately 18 million shares of ASA common stock (about 88% of the outstanding shares not already beneficially owned by Delta prior to the beginning of the tender offer), including shares tendered pursuant to guarantees of delivery, were validly tendered and not withdrawn. As a result, Delta now beneficially owns approximately 91% of the total number of outstanding shares of ASA common stock (including the 7,995,000 shares of ASA common stock beneficially owned by Delta prior to the beginning of the tender offer). Payment for shares validly tendered and not withdrawn is expected to be made by Harris Trust Company of New York, acting as depositary for the tender offer, promptly in accordance with the terms of the offer.

      "This acquisition sharpens Delta's focus on improved customer service, and will strengthen access to the strongest route network in the industry," said Maurice W. Worth, Delta's chief operating officer, who is leading the transition of ASA to a wholly owned subsidiary of Delta. "We will begin building on ASA's strengths, which will improve Delta's overall route network."

               Delta, named Airline of the Year by Air Transport World magazine, is the world's most flown carrier. More than 105 million passengers traveled on Delta in 1998. Delta, Delta Express, the Delta Shuttle, the Delta Connection carriers and Delta's Worldwide Partners operate 5,211 flights each day to 353 cities in 56 countries.